Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form  6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated July 27, 2011	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Irene Lin Bian
	Name:	Irene Lin Bian
	Title:	Principal Financial and Accounting Officer

Date: July 27, 2011

Exhibit 99.1

Contact:
Acorn International, Inc.	CCG Investor Relations
Ms. Irene Bian, Financial Controller	Ms. Linda Salo, Account Manager
Phone: +86-21-51518888 Ext. 2148	Phone: +1-646-922-0894
Email: irenebian@chinadrtv.com	Email: linda.salo@ccgir.com
www.chinadrtv.com
Mr. Crocker Coulson, President
Phone: +1-646-213-1915
Email: crocker.coulson@ccgir.com
www.ccgirasia.com

FOR IMMEDIATE RELEASE

Acorn International Strikes an Exclusive Partnership with Full-Service

International Direct-Response Television Distributor

SHANGHAI, China, July 27, 2011 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct sales and distribution sales platforms, today announced that the Company has entered into an exclusive partnership agreement with a two-years’ term with Global Infomercial Services, Inc. (“GIS”), a full-service international direct-response television distributor.

Pursuant to the agreement, GIS will become Acorn’s exclusive sourcing partner within the territory of North America, South America and Europe, leveraging its customized sourcing and analytical services to help Acorn optimize its media and branding expertise. With over 6 years of experience in the direct-response television distribution field, GIS is an internationally experienced and diverse information and analytics product sourcing company whose expertise will help Acorn source products from the covered territories in order to expand Acorn’s product portfolios and maximize its profits. As a leading TV direct sales company in China, Acorn is poised to take advantage of GIS’ expertise to address the world’s largest potential customer base.

“We look forward to working with GIS and tapping into their network of infomercial suppliers to access exciting and qualified products from around the world”, said Mr. Don Yang, CEO and President of Acorn. “We believe this will greatly enhance our position as a leader in the TV direct sales market in China.”

Leveraging the GIS partnership, Acorn will be attending the September 2011 ERA D2C Convention in Las Vegas. The ERA D2C Convention is produced by the Electronic Retailing Association (ERA), the only trade association in the U.S. and internationally that represents leaders of the direct-to-consumer marketplace, which includes members that maximize revenues through electronic retailing on television, online and on radio.

GIS is currently a wholly-owned subsidiary of Oak Lawn Marketing, Inc. Mr. Robert W. Roche is the Chairman and one of the largest shareholders of both Oak Lawn Marketing, Inc. and the Company. As such, the GIS arrangement is a related party transaction. The agreement was negotiated on arm’s length basis and approved by Acorn’s audit committee.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV air time, and other direct sales platforms and a nationwide distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. Acorn’s other direct sales platforms include third-party bank channels, outbound calls, catalogs and Internet. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

About Global Infomercial Services

Based in Oak Lawn, Illinois, Global Infomercial Services Inc. is a full-service international direct-response television distributor with partners all over the world. GIS utilizes industry leading managerial practices in product quality assurance, logistical processes and market analytics to help suppliers penetrate international markets, maximize profits and establish noticeable competitive advantage. For more information, please visit http://www.giservices.tv.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) ), including, among others, our ability to source suitable products for our TV direct sales business through GIS or enhance our market position in China and profitability. Such statements are based on management’s current expectations that involve risks and uncertainties. Any statements that are not statements of historical fact or that are about future events may be deemed to be forward-looking statements. For example, words such as “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue,” “strategy,” “believes,” “anticipates,” “plans,” “expects,” “intends,” and similar expressions are intended to identify forward-looking statements. Acorn’s actual results or outcomes and the timing of certain events may differ significantly from those discussed in any forward-looking statements and Acorn may not recognize the anticipated benefits of the GIS partnership due to a variety of factors, including those described in Acorn’s SEC reports, including its April 27, 2011 Form 20-F. Acorn undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Acorn notes that forward-looking statements made in connection with this exclusive partnership agreement with GIS are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. Acorn is not waiving any other defenses that may be available under applicable law.